Exhibit 99.1

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2020 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) scheduled debt repayments of $55 million, (ii) the declaration of $50 million redemption of Series C Preferred Shares, (iii) the payment of $9.2 million of preferred share dividends, (iv) the buyback of 377,001 common shares, and held as treasury shares, for an aggregate of $3.3 million, (v) debt prepayments of $63.2 million for three aframax tankers, Bergen TS, Izumo Princess and Asahi Princess, one handysize tanker, Aegeas and the panamax tanker Andes and $82.6 million of debt drawdowns with respect to the same vessels, (vi) debt drawdowns of $63.0 million and $21.3 million of equity contributions to shipyard payments for Apollo Voyage, Hull 8042, the LNG carrier Hull 3157 and the shuttle tanker Hull 5800 and (vii) the declaration of $4.7 million of preferred share dividends..

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2020 and October 5, 2020.

This table should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis—results of operations” contained in the Report on Form 6-K to which this capitalization table is an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2019.

	As of June 30, 2020
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	244,497	175,156
Restricted cash	12,055	12,055

Total cash	256,552	187,211

Capitalization
Redeemable Series C Preferred Shares	—	50,000
Debt:
Long-term secured debt obligations (including current portion)	1,469,835	1,497,273

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized on an actual and as adjusted basis and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding on an actual basis and 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding on an adjusted basis	18,640	16,640
Common shares, $5.00 par value; 35,000,000 shares authorized on an actual and as an adjusted basis; 19,194,615shares issued and 18,781,082 shares outstanding on an actual basis and 19,194,615 shares issued and 18,404,081 shares outstanding on an as adjusted basis	95,973	95,973
Additional paid-in capital	994,597	950,199
Cost of treasury stock	(5,071)	(8,341)
Accumulated other comprehensive loss	(42,673)	(42,673)
Retained earnings	390,537	374,168
Non-controlling interest	27,468	27,468

Total stockholders’ equity	1,479,471	1,413,434

Total capitalization	2,949,306	2,960,707

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